Supplementing the Preliminary Prospectus
Supplement dated August 7, 2017	Filed Pursuant to Rule 433
(To Prospectus dated January 12, 2015)	Registration No. 333-201445

Ecolab Inc.

$500,000,000 2.375% Notes due 2022

Pricing Term Sheet

August 7, 2017

Issuer:	Ecolab Inc.
Principal Amount:	$500,000,000
Type of Offering:	SEC Registered (No. 333-201445)
Trade Date:	August 7, 2017
Settlement Date:	August 10, 2017 (T+3)
Anticipated Ratings*:	Baa1 (stable outlook) by Moody’s Investors Service, Inc. A- (stable outlook) by Standard & Poor’s Ratings Services
Maturity Date:	August 10, 2022
Coupon:	2.375%
Interest Payment Dates:	February 10 and August 10, commencing February 10, 2018
Price to Public:	99.948%
Benchmark Treasury:	UST 1.875% due July 31, 2022
Benchmark Treasury Price and Yield:	100-09; 1.816%
Spread to Benchmark Treasury:	+57 bps
Yield to Maturity:	2.386%
Make-Whole Call:	T+10 bps
Par Call:	On or after July 10, 2022
CUSIP/ISIN:	278865AY6 / US278865AY63
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC Mizuho Securities USA LLC
Senior Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. UniCredit Capital Markets LLC
Co-Managers:	ING Financial Markets LLC The Williams Capital Group, L.P.
Use of Proceeds:	We intend to use the net proceeds from the sale of the notes to repay a portion of our commercial paper borrowings and for general corporate purposes.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

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